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                          May 4, 2022

       John A. Roberts
       President and Chief Executive Officer
       Vyant Bio, Inc.
       2 Executive Campus
       2370 State Route 70, Suite 310
       Cherry Hill, NJ 08002

                                                        Re: Vyant Bio, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 29,
2022
                                                            File No. 333-264595

       Dear Mr. Roberts:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Alan Wovsaniker, Esq.